                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
             to Rule 13d-1(a) and Amendments Thereto Filed Pursuant
                                to Rule 13d-2(a)
                               (Amendment No. 1)*

                            Energy West Incorporated
       -----------------------------------------------------------------
                                (Name of Issuer)

                             Shares of Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   29274A-10-5
       -----------------------------------------------------------------
                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
             1375 East 9th Street, 20th Floor, Cleveland, Ohio 44114
                                  216-696-8700
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2000
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

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                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Turkey Vulture Fund XIII, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC,OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
--------------------------------------------------------------------------------
           NUMBER OF                7       SOLE VOTING POWER

            SHARES                          152,100
                                    --------------------------------------------
         BENEFICIALLY               8       SHARED VOTING POWER

           OWNED BY                 --------------------------------------------
                                    9       SOLE DISPOSITIVE POWER
             EACH
                                            152,100
          REPORTING                 --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
            PERSON

             WITH
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         152,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------


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CUSIP No. 29274A-10-5

         This Amendment No.1 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting acquisitions of shares of common stock, $0.15 par value, of Energy West Incorporated, a Montana corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $233,297 (excluding commissions) with a combination of working capital of the Fund and margin debt from EVEREN Securities, Inc. ("EVEREN"). A copy of the agreement setting forth the terms of the Fund's EVEREN margin debt is attached to the original Schedule 13D Statement filed on May 12, 1999 as Exhibit 7.1.

Item 5.  Interest in Securities of the Issuer.

         (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,463,944 Shares outstanding.

         The Fund beneficially owns 152,100 Shares, or approximately 6.2% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

         (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

         (c) During the past 60 days, the Fund purchased 10,500 Shares in open market transactions as set forth below:

                                                         Approximate Per
                                                           Share Price
            Date              Number of Shares        (Excluding Commissions)
     ------------------       ----------------        -------------------------
         7/10/00                    5,000                        $7.75
         7/14/00                    1,000                        $7.82
         7/24/00                    1,500                        $8.19
         7/25/00                    1,000                        $8.07
         7/26/00                    1,000                        $8.07
         7/27/00                    1,000                        $8.07


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CUSIP No. 29274A-10-5

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2000             TURKEY VULTURE FUND XIII, LTD.



                                  By: /s/ Richard M. Osborne
                                      ---------------------------
                                      Richard M. Osborne, Manager



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